United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September, 2006

Commission File Number: 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Victor Zhikai Gao
Name:	Victor Zhikai Gao
Title:	Company Secretary

Dated: September 4, 2006

EXHIBIT INDEX

Exhibit No.	Description
99.1	Circular dated September 4, 2006, entitled “Revised Caps for a Category of Continuing Connected Transactions.”

Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CNOOC Limited you should at once pass this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 883)

REVISED CAPS FOR A CATEGORY OF

CONTINUING CONNECTED TRANSACTIONS

Independent Financial Adviser to the Independent Board Committee

A notice convening an extraordinary general meeting of CNOOC Limited to be held on 29 September 2006 at 3:00 p.m. at Island Shangri-La, Pacific Place, Supreme Court Road, Central, Hong Kong is set out on pages 26 to 27 of this circular. Whether or not you intend to attend such meeting, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding such meeting. Completion and return of the form of proxy will not preclude shareholders from attending and voting at the meeting or any adjourned meeting if they so wish.

4 September 2006

- i -

DEFINITIONS

In this Circular, unless the context otherwise requires, the following expressions have the following meanings:

“2005 Circular”	the circular issued by the Company to its shareholders in respect of, amongst others, the continuing connected transactions between the Company and CNOOC and/or its Associates dated 10 December 2005

“Announcement”	the announcement dated 29 August 2006 made by the Company in relation to the Revised Caps for the Relevant Category

“Articles of Association”	the Articles of Association of the Company

“Associate”	has the meaning ascribed thereto under the Listing Rules

“Board”	the Board of Directors of the Company

“Circular”	the circular of the Company to its Shareholders dated 4 September 2006

“CNOOC”	China National Offshore Oil Corporation ( ), the controlling shareholder of the Company indirectly holding approximately 66.41% of all of the Shares in issue as at the date hereof

“CNOOC BVI”	CNOOC (BVI) Limited, a company incorporated in the British Virgin Islands with limited liability, a wholly-owned indirect subsidiary of CNOOC and the controlling shareholder of the Company

“CNOOC Group”	CNOOC and its subsidiaries (excluding the Group)

“Company”	CNOOC Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange and the New York Stock Exchange

“Comprehensive Framework Agreement(s)”	the Comprehensive Framework Agreements dated 8 December 2005 entered into between the Company and each of CNOOC, COSL and OOECL in relation to the new categories of continuing connected transactions

“COSL”	China Oilfield Services Limited ( ), a company listed on the main board of the Stock Exchange and incorporated in the PRC, and a subsidiary of CNOOC

“Director(s)”	director(s) of the Company

“EGM”	the extraordinary general meeting of the Company proposed to be convened and held on 29 September 2006 at 3:00 p.m. in respect of the Revised Caps for the Relevant Category, or any adjournment thereof

“EGM Notice”	the notice dated 4 September 2006 convening the EGM as set out in pages 26 to 27 of this Circular

“Group”	the Company and its subsidiaries from time to time

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Independent Board Committee”	an independent committee of the Board comprising of Mr. Edgar W.K. Cheng, Mr. Sung Hong Chiu, Mr. Evert Henkes, Mr. Lawrence J. Lau and Mr. Tse Hau Yin, Aloysius, the independent non-executive Directors, formed for the purpose of advising the Independent Shareholders in relation to the Revised Caps for the Relevant Category, with Mr. Sung Hong Chiu acting as the Chairman

DEFINITIONS

“Independent Financial Adviser” or “ICEA”	ICEA Capital Limited, a corporation registered under the transitional arrangement of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) to carry out type 1 (dealings in securities) and type 6 (advising on corporate finance) regulated activities, is the independent financial adviser to the Independent Board Committee and the Independent Shareholders

“Independent Shareholders”	Shareholders of the Company other than CNOOC and its Associates

“Latest Practicable Date”	1 September 2006, being the latest practicable date prior to the printing of this Circular for ascertaining certain information herein

“Listing Rules”	The Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time)

“OOECL”	Offshore Oil Engineering Co., Ltd. ( ), a company listed on the Shanghai Stock Exchange incorporated in the PRC, and a subsidiary of CNOOC

“OOGC”	Overseas Oil and Gas Corporation, Ltd., a company incorporated in Bermuda with limited liability and a wholly-owned subsidiary of CNOOC

“Ordinary Resolution”	the proposed ordinary resolution as referred to in the EGM Notice

“PRC”	The People’s Republic of China, excluding for the purpose of this Circular, Hong Kong, Macau and Taiwan

“Relevant Category”	the “sales of petroleum and natural gas products” category of continuing connected transactions between the Group and CNOOC and/or its Associates, which involves sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates on a short-term basis

“Revised Caps”	the proposed maximum annual caps for the Relevant Category, as set out in the paragraph headed “Revised Caps and Rationale” of this Circular

“RMB”	Renminbi, the lawful currency of the PRC

“Shares”	share(s) of HK$0.02 each in the share capital of the Company

“Shareholders”	registered holder(s) of the Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

LETTER FROM THE BOARD

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 883)

Board of Directors

Executive Directors

Fu Chengyu (Chairman)

Luo Han

Zhou Shouwei

Cao Xinghe

Wu Zhenfang

Wu Guangqi

Yang Hua

Independent Non-executive Directors

Edgar W. K. Cheng

Sung Hong Chiu

Evert Henkes

Lawrence J. Lau

Tse Hau Yin, Aloysius

Registered office: 65/F, Bank of China Tower 1 Garden Road Central Hong Kong

4 September 2006

To the Shareholders

Dear Sir or Madam,

REVISED CAPS FOR A CATEGORY OF

CONTINUING CONNECTED TRANSACTIONS

1. INTRODUCTION

Reference is made to the announcement of the Company dated 29 August 2006 in relation to the Revised Caps for the Relevant Category. The purpose of this Circular is to provide you with information necessary to enable you to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the EGM relating to the approval of the Revised Caps for the Relevant Category.

2. REVISED CAPS FOR THE RELEVANT CATEGORY

Background

Reference is made to the 2005 Circular in relation to continuing connected transactions between the Group and CNOOC and/or its Associates. These continuing connected transactions include the Relevant Category as described below.

LETTER FROM THE BOARD

CNOOC indirectly owns approximately 66.41% of the issued share capital of the Company. Accordingly, CNOOC is a connected person of the Company and transactions between CNOOC and/or its Associates and the Group constitute connected transactions of the Company for the purposes of the Listing Rules. The Independent Shareholders approved continuing connected transactions with CNOOC and/or its Associates and the relevant annual caps at an extraordinary general meeting of the Company held on 31 December 2005.

The value of continuing connected transactions under the Relevant Category is subject to annual caps for the year ending 2006 and 2007. Independent Shareholders’ approval will be required if any of the relevant annual caps need to be revised pursuant to Chapter 14A of the Listing Rules.

The Directors have been monitoring the value of the Company’s continuing connected transactions. With the increases in international oil and gas prices in the first half of 2006 and potential increases in international oil and gas prices for the rest of 2006 and 2007, the Directors consider that the existing annual caps for 2006 and 2007 for a category of continuing connected transactions, namely the Relevant Category, will not be sufficient for the Group’s requirements. The Directors therefore propose that the existing annual caps for the Relevant Category be revised.

Sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates

The Company entered into a Comprehensive Framework Agreement on 8 December 2005 with each of CNOOC, COSL and OOECL for the provision (1) by the Group to CNOOC and/or its Associates and (2) by CNOOC and/or its Associates to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its Associates, details of which are set out in the 2005 Circular.

The term of each of the Comprehensive Framework Agreements was for a period of two years from 1 January 2006. The Comprehensive Framework Agreements and respective annual caps for each category of continuing connected transactions were approved by the Independent Shareholders at the extraordinary general meeting of the Company on 31 December 2005. The Relevant Category was one of the categories of continuing connected transactions.

As disclosed in the 2005 Circular, the Group may sell petroleum and natural gas products, including crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas, to CNOOC and/or its Associates which engage in downstream petroleum business at state-prescribed prices or local, national or international market prices and on normal commercial terms. It is envisaged that individual sales contracts will be entered into from time to time between the Group and CNOOC and/or its Associates in relation to such sales. Although most of the natural gas and liquefied natural gas will be sold under long term sales contracts, which is the subject of a separate category of continuing connected transactions, the Group also sells natural gas and liquefied natural gas products to CNOOC and/or its Associates on a short-term basis for the purpose of peak adjustments and to achieve higher margins.

For the three years ended 31 December 2005 and the six months ended 30 June 2006, sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates (on short term basis) were approximately RMB8,324 million, RMB13,630 million, RMB25,988 million and RMB18,761 million respectively.

LETTER FROM THE BOARD

Revised Caps and rationale

The Board has proposed that the following Revised Caps in respect of the Relevant Category be set as the maximum annual value of such transactions for the years ending 31 December 2006 and 2007:

The continuing connected transactions	Historical amount	Existing Annual Caps	Revised Caps	Basis of determination of the Revised Caps
Sales of petroleum and natural gas products	For the three years ended 31 December 2005 and the six months ended 30 June 2006, RMB8,324 million, RMB13,630 million, RMB25,988 million and RMB18,761 million, respectively	For the two years ending 31 December 2007, RMB33,469 million and RMB44,199 million, respectively	For the two years ending 31 December 2007, RMB48,806 million and RMB63,251 million, respectively	The annual Revised Caps for the Relevant Category have been determined with reference to historical transactions and transaction amounts in respect of sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates that are on short-term basis; the ongoing development of existing oilfields and the development of several new oilfields offshore China which may come on stream in the next two years; the estimated resultant increase in sales; internal estimates of and potential increase in the demand of the Company’s oil and gas products from CNOOC and/or its Associates; and an internal reference crude oil price taking into account potential increases in the prices of oil and gas, particularly crude oil. In determining the relevant cap amounts, the Company also took into account the fact that crude oil from new oilfields of the Company, which is expected to be made up of a higher proportion of heavy crude oil, needs to undergo refining processes which are carried out primarily by CNOOC and/or its Associates.

Reasons for and benefits of the continuing connected transactions under the Relevant Category

Prior to the restructuring of CNOOC and establishment of the Company, CNOOC and/or its Associates and the Group operated as an integrated organisation which undertook numerous intra-group transactions each year. As a consequence of the restructuring and upon the listing of the Company’s shares on the Stock Exchange, a number of transactions which have been entered into and which are to be entered into between the Group and CNOOC and/or its Associates will constitute continuing connected transactions for the Company under the Listing Rules.

The continuing connected transactions under the Relevant Category are and will be conducted in the ordinary and usual course of business of the Company. This category of transaction will continue to be agreed on an arm’s length basis with terms that are fair and reasonable to the Company. Due to the long-term relationship between the Group and the CNOOC Group, the Board considers it to be beneficial to the Company to continue to enter into the continuing connected transactions as these transactions have facilitated and will continue to facilitate the operation and growth of the Company’s business.

The Board considers that the continuing connected transactions under the Relevant Category have been conducted on normal commercial terms or on terms no less favourable than those available to independent third parties, under prevailing local market conditions, and were entered into in the ordinary and usual course of business of the Group, are fair and reasonable and in the interests of the Company and our Shareholders as a whole, and that the Revised Caps for the Relevant Category are fair and reasonable.

LETTER FROM THE BOARD

Disclosure and Independent Shareholders’ approval requirements

Under the Listing Rules, the continuing connected transactions under the Relevant Category are subject to reporting, announcement and Independent Shareholders’ approval requirements. The Company will seek Independent Shareholders’ approval at the Extraordinary General Meeting for the Revised Caps on the condition that:

1.	the annual amounts of the continuing connected transactions under the Relevant Category shall not exceed the Revised Caps;

2.	(i)	the above continuing connected transactions will be entered into in the usual and ordinary course of businesses of the Group and either (A) on normal commercial terms or (B) if there is no available comparison, on terms no less favourable to the Group than terms available from independent third parties; and

	(ii)	the above continuing connected transactions will be entered into in accordance with the relevant agreements and on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

The Company will comply with relevant provisions of the Listing Rules in relation to the continuing connected transactions under the Relevant Category.

3. GENERAL

The principal business activity of the Company is investment holding. The Group principally engages in the exploration, development, production and sales of crude oil and natural gas and other petroleum products.

The CNOOC Group principally engages in the provision of technical services, logistic services, chemicals and fertilizer production, natural gas and power generation, and financial services.

4. EGM

Approval from the Shareholders will be sought at the EGM for the Revised Caps for the Relevant Category. A notice convening the EGM is set out on pages 26 to 27 of this Circular. Voting will be conducted by poll at the EGM as required under the Listing Rules.

As CNOOC indirectly owns an aggregate of approximately 66.41% of the issued share capital of the Company, the Revised Caps for the Relevant Category are subject to approval by the Independent Shareholders under the Listing Rules. In view of the interests of CNOOC held indirectly through OOGC and CNOOC BVI, OOGC, CNOOC BVI and their respective Associates will abstain from voting in relation to the resolutions approving the Revised Caps for the Relevant Category.

There is (i) no voting trust or other agreement or arrangement or understanding entered into by or binding upon CNOOC; and (ii) no obligation or entitlement of CNOOC as at the Latest Practicable Date, whereby it has or may have temporarily or permanently passed control over the exercise of the voting right in respect of its Shares to a third party, either generally or on a case-by-case basis.

A form of proxy for use at the EGM is enclosed. Shareholders are requested to complete the form of proxy and return it to the registered office of the Company at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong in accordance with the instructions printed on it not less than 48 hours before the time fixed for holding the meeting, if they do not intend to be present in person at the meeting.

5. RECOMMENDATION OF THE BOARD

The Directors are of the opinion that the terms of the Revised Caps for the Relevant Category are in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend that the Independent Shareholders should vote in favour of the ordinary resolution to be proposed at the EGM.

LETTER FROM THE BOARD

6. RECOMMENDATION OF THE INDEPENDENT BOARD COMMITTEE

An Independent Board Committee has been formed to advise the Independent Shareholders in connection with the terms of the Revised Caps for the Relevant Category, and ICEA has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders.

ICEA considers the terms of the Revised Caps for the Relevant Category fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. The text of the letter of advice from ICEA containing its recommendation in respect of the Revised Caps for the Relevant Category is set out on pages 11 to 19 of this Circular.

The Independent Board Committee, having taken into account the advice of ICEA, considers the Revised Caps for the Relevant Category fair and reasonable so far as the Independent Shareholders are concerned, are in the interests of the Company and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends that the Independent Shareholders should vote in favour of the ordinary resolution to be proposed at the EGM to approve the Revised Caps for the Relevant Category. The full text of the letter from the Independent Board Committee is set out on page 10 of this Circular.

Yours faithfully, For and on behalf of the Board CNOOC Limited

/s/ Fu Chengyu
Fu Chengyu
Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 883)

4 September 2006

To the Independent Shareholders

Dear Sir or Madam,

We have been appointed as the Independent Board Committee to advise you in connection with the Revised Caps for the Relevant Category, details of which are set out in the letter from the Board contained in the circular to the Shareholders dated 4 September 2006 (the “Circular”), of which this letter forms part. We wish to draw your attention to the letter from ICEA as set out on pages 11 to 19 of the Circular. Terms defined in the Circular shall have the same meanings when used herein, unless the context otherwise requires.

Having considered the information set out in the letter from the Board, the terms of the Revised Caps for the Relevant Category and the advice of ICEA in relation thereto as set out on pages 11 to 19 of the Circular, we are of the view that the terms of the Revised Caps for the Relevant Category are in the interests of the Company and its Shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned.

Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM to approve the Revised Caps for the Relevant Category.

Yours faithfully, For and on behalf of the Independent Board Committee CNOOC Limited

/s/ Sung Hong Chiu
Sung Hong Chiu
Chairman of the Independent Board Committee
Independent Non-executive Director

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the text of the letter of advice to the Independent Board Committee and the Independent Shareholders from ICEA in relation to the revised caps for a category of continuing connected transactions for the purpose of incorporation in this circular.

4 September 2006

To the Independent Board Committee and the Independent Shareholders

Dear Sirs,

REVISED CAPS FOR A CATEGORY OF

CONTINUING CONNECTED TRANSACTIONS

We refer to our engagement as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in connection with the Revised Caps for the Relevant Category for each of the two years ending 31 December 2006 and 2007. Pursuant to the Listing Rules, the Revised Caps are subject to, among other things, the approval of the Independent Shareholders at a general meeting of the Company. Details of the Revised Caps are summarized in the Company’s circular to its Shareholders dated 4 September 2006 (the “Circular”). This letter has been prepared for inclusion in the Circular and capitalized terms used in this letter shall have the same meaning as defined in the Circular unless the context otherwise requires.

CNOOC indirectly owns approximately 66.41% of the issued share capital of the Company as at the Latest Practicable Date. Accordingly, CNOOC is a connected person of the Company and transactions between CNOOC and/or its Associates and the Group constitute connected transactions of the Company for the purpose of the Listing Rules. The then Independent Shareholders approved continuing connected transactions with CNOOC and/or its Associates and the relevant annual caps at an extraordinary general meeting of the Company held on 31 December 2005. These continuing connected transactions include the Relevant Category.

The value of continuing connected transactions under the Relevant Category is subject to annual caps for the years ending 2006 and 2007. Independent Shareholders’ approval will be required if any of the relevant annual caps need to be revised pursuant to Chapter 14A of the Listing Rules.

The Directors have been monitoring the value of the Company’s continuing connected transactions. With the increases in international oil and gas prices in the first half of 2006 and potential increases in international oil and gas prices for the rest of 2006 and 2007, the Directors consider that the existing annual caps for 2006 and 2007 for a category of continuing connected transactions, namely the Relevant Category, will not be sufficient for the Group’s requirements. In this connection, the Directors propose that the existing annual caps for the Relevant Category be revised.

Our opinion only applies to the Revised Caps for the Relevant Category. All other existing continuing connected transactions other than the Relevant Category and their respective caps that are not subject to or do not require the Independent Shareholders’ approval at the EGM are not within the scope of our work.

The Independent Board Committee, comprising all of the independent non-executive Directors, namely Mr. Edgar W.K. Cheng, Mr. Sung Hong Chiu, Mr. Evert Henkes, Mr. Lawrence J. Lau and Mr. Tse Hau Yin, Aloysius, has been formed to make a recommendation to the Independent Shareholders in relation to the Revised Caps for the Relevant Category. We, ICEA, have been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in this regard.

In formulating our recommendation, we have relied, without assuming any responsibility for independent verification, on the information, opinions and facts supplied and representations made to us by the Directors, who have assumed full responsibility for the accuracy of the information contained in the Circular, and that any information and

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

representations made to us are true, accurate and complete in all material respects as at the date hereof and that they may be relied upon. We have no reason to doubt the truth, accuracy and completeness of the information and representation provided to us by the Company. We have discussed with the management of the Company regarding their plans and prospects of the Company. We have also relied on certain information available to the public and have assumed such information to be accurate and reliable, and we have not independently verified the accuracy of such information. We have studied the relevant market and other conditions and trends relevant to the Revised Caps. We have also assumed that statements and representations made or referred to in the Circular were accurate at the time they were made and continue to be accurate at the date of the Circular.

We consider that we have reviewed sufficient information to reach an informed view in order to provide a reasonable basis for our advice. We have not, however, carried out any independent verification of the information provided to us nor have we conducted any form of independent in-depth investigation into the business affairs or assets and liabilities of the Company and CNOOC or any of their respective subsidiaries or associated companies. Additionally, we did not conduct any physical inspection of the properties or facilities of the Company and CNOOC or any of their respective subsidiaries or associated companies. It is not within our terms of engagement to comment on the commercial feasibility of the Relevant Category, which remains the responsibility of the Directors. As the independent financial adviser to the Independent Board Committee and the Independent Shareholders, we have not been involved in the negotiations in respect of the terms of the Relevant Category and the determination of the Revised Caps. Our opinion has been made on the assumption that all obligations to be performed by each of the parties to the Relevant Category will be fully performed in accordance with the terms thereof.

Our opinion is necessarily based upon the financial, economic, market, regulatory, and other conditions as they exist on, and the facts, information, and opinions made available to us as of the date of this letter. We have no obligation to update this opinion to take into account events occurring after the date that this opinion is delivered to the Independent Board Committee and the Independent Shareholders. This letter is for the information of the Independent Board Committee and the Independent Shareholders solely in connection with their consideration of the Revised Caps and, except for its inclusion in the Circular, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purpose, without our prior written consent.

PRINCIPAL FACTORS CONSIDERED

In arriving at our opinion, we have taken into consideration the principal factors and reasons set out below. In reaching our conclusion, we have considered the results of the analyses in light of each other and ultimately reached our opinion based on the results of all analyses taken as a whole.

1. Background of the Relevant Category

The Company entered into a Comprehensive Framework Agreement on 8 December 2005 with each of CNOOC, COSL and OOECL for the provision (1) by the Group to CNOOC and/or its Associates and (2) by CNOOC and/or its Associates to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its Associates, details of which are set out in the 2005 Circular.

The term of each of the Comprehensive Framework Agreements was for a period of two years from 1 January 2006. The Comprehensive Framework Agreements and respective annual caps for each category of continuing connected transactions were approved by the then Independent Shareholders at the extraordinary general meeting of the Company on 31 December 2005. The Relevant Category was one of the categories of continuing connected transactions.

As disclosed in the 2005 Circular and regarding the Relevant Category, the Group may sell petroleum and natural gas products, including crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas, to CNOOC and/or its Associates which engage in downstream petroleum business at state-prescribed prices or local, national or international market prices and on normal commercial terms. It is envisaged that individual sales contracts will be entered into from time to time between the Group and CNOOC and/or its Associates in relation to such sales. Although most of the natural gas and liquefied natural gas will be sold under long term sales contracts, which is the subject of a separate category of continuing connected transactions, the Group also sells natural gas and liquefied natural gas products to CNOOC and/or its Associates on a short-term basis for the purpose of peak adjustments and to achieve higher margins.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

For the three years ended 31 December 2005 and the six months ended 30 June 2006, sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates (on a short-term basis) were approximately RMB8,324 million, RMB13,630 million, RMB25,988 million and RMB18,761 million respectively.

2. Reasons for and benefits of the continuing connected transactions under the Relevant Category

Prior to the restructuring of CNOOC and establishment of the Company, CNOOC and/or its Associates and the Group operated as an integrated organisation which undertook numerous intra-group transactions each year. As a consequence of the restructuring and upon the listing of the Company’s shares on the Stock Exchange, a number of transactions which have been entered into and which are to be entered into between the Group and CNOOC and/or its Associates will constitute continuing connected transactions for the Company under the Listing Rules.

The continuing connected transactions under the Relevant Category are and will be conducted in the ordinary and usual course of business of the Company. This category of transaction will continue to be agreed on an arm’s length basis with terms that are fair and reasonable to the Company. Due to the long-term relationship between the Group and the CNOOC Group, the Board considers it to be beneficial to the Company to continue to enter into the continuing connected transactions as these transactions have facilitated and will continue to facilitate the operation and growth of the Company’s business.

The Board considers that the continuing connected transactions under the Relevant Category have been conducted on normal commercial terms or on terms no less favourable than those available to independent third parties, under prevailing local market conditions, and were entered into in the ordinary and usual course of business of the Group, are fair and reasonable and in the interests of the Company and its Shareholders as a whole, and that the Revised Caps for the Relevant Category are fair and reasonable.

In light of the foregoing and the established long-term business relationship between the Group and the CNOOC Group, we concur with the view of the Directors in this regard.

3. Recent oil prices

Oil prices on the international market have soared over the past couple of years, with the futures price for West Texas Intermediate (WTI), world benchmark crude oil price, exceeded US$50 per barrel for the first time in 2004, and further exceeded US$60 and US$70 per barrel in April 2005 and in August 2005 respectively. The price of Brent crude oil, another important price indicator for the international crude oil market, has also soared in recent years.

4. Reasons for the revision of existing annual caps for the Relevant Category

As stated in the Circular, the Directors have been monitoring the value of the Company’s continuing connected transactions. With the unexpected increases in international oil and gas prices in the first half of 2006 and potential increases in international oil and gas prices for the rest of 2006 and 2007, the Directors consider that the existing annual caps for 2006 and 2007 for the Relevant Category, will not be sufficient for the Group’s requirements. In this connection, the Directors propose that the existing annual caps for the Relevant Category be revised.

We understand from the Company that the revision of the existing annual caps for 2006 and 2007 for the Relevant Category is necessary. The existing annual caps for 2006 and 2007 for the Relevant Category had been determined with reference to historical transactions and transaction amounts in respect of the sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates, the ongoing development of existing oilfields and the development of several new oilfields being offshore from China, the estimated resultant increase in sales, and the potential fluctuation and increase in the prices of crude oil. In addition, the existing annual caps for 2006 and 2007 also took into account the fact that crude oil from new oilfields, which is expected to be made up of a higher proportion of heavy crude oil, needs to undergo refining processes which are carried out primarily by CNOOC and or its Associates. We also understand that the Company has made reference to its internal reference crude oil prices of approximately US$45 and US$56 per barrel for the purpose of determining the existing annual caps for 2006 and 2007 respectively. However, the actual crude oil prices have increased significantly between January 2006 and the Latest Practicable Date.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We have reviewed various internationally recognized crude oil price indices including Brent crude oil price for the first half of 2006, and we noted that Brent crude oil prices ranged from US$57.6 per barrel to US$75.0 per barrel during the aforesaid period. According to the chart below, the Brent crude oil price for most of the time for the preceding six months, from March 2006 to August 2006, maintained at a level above US$65 per barrel.

Brent Crude Oil Price

Source: Bloomberg

In light of the foregoing, we are of the view that the existing annual caps for 2006 and 2007 for the Relevant Category in which the internal reference crude oil prices of approximately US$45 and US$56 per barrel respectively were used as the basis of the determination may be insufficient taking into account the recent increase in the crude oil price. Given the unexpected increase in crude oil price during the first half of 2006 and there is no explicit indication that the crude oil price will decrease sharply back to a level of around US$45 per barrel in the near future, we concur with the Directors’ view that the revision of existing annual caps for 2006 and 2007 for the Relevant Category is necessary. If the existing annual caps for 2006 and 2007 for the Relevant Category were not revised or crude oil price were not decreased in the remaining period of 2006 and 2007, the Group would have to sell less petroleum and natural gas products to CNOOC Group under the existing annual caps for 2006 and 2007, which will not be in the interest of the Company and its Shareholders as a whole. We are of the view that the revision of the aforesaid existing annual caps for 2006 and 2007 would ensure that the Group has sufficient room for the Group to sell petroleum and natural gas products to CNOOC Group, which will be in the interest of the Company and its Shareholders as a whole.

5. Revised Caps for the Relevant Category and its basis of determination

The table below sets out the historical transaction amounts for the Relevant Category.

	For the year ended 31 December			For the six months ended 30 June 2006
	2003	2004	2005
	RMB (in million)	RMB (in million)	RMB (in million)	RMB (in million)
Historical transaction amount	8,324	13,630	25,988	18,761

According to the table above, the historical transaction amount for the Relevant Category has increased from RMB8,324 million in 2003 to RMB13,630 million in 2004, representing a growth of 63.7%. The historical transaction amount has further increased to RMB25,988 million in 2005, representing a growth of 90.7% over 2004.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Board has proposed that the following Revised Caps in respect of the Relevant Category be set as the maximum annual value of such transactions for the two years ending 31 December 2006 and 2007:

	For the year ending 31 December 2006
	Average price per barrel	Average price per barrel	Number of barrel of crude oil and natural gas products	Annual cap amount
	(US$)	(RMB)	(in million)	(in RMB million)
Existing Caps	45.05	361.32	92.63	33,469

Revised Caps
(I) First half of year (Note 1)	59.81	479.70	39.11	18,761
(II) Second half of year (Note 2)	70.00	561.38	53.52	30,045

Total			92.63	48,806

	For the year ending 31 December 2007
	Average price per barrel	Average price per barrel	Number of barrel of crude oil and natural gas products	Annual cap amount
	(US$)	(RMB)	(in million)	(in RMB million)
Existing Caps	55.76	447.22	98.83	44,199

Revised Caps	79.80	640.00	98.83	63,251

Notes:

1.	The average price per barrel (US$), average price per barrel (RMB), the number of barrel of crude oil and natural gas products (in million) and the annual cap amount represented the actual figures for the 6 months ended 30 June 2006.
2.	The average price per barrel (US$), average price per barrel (RMB), the number of barrel of crude oil and natural gas products (in million) and the annual cap amount represented the figures for the 6 months ending 31 December 2006.
3.	The crude oil reference price and number of barrels of oil and natural gas products do not represent any forecast or estimates of actual prices or volumes for the relevant periods. They have been used in order to determine existing annual caps and Revised Caps that the Company, in light of current and historical market conditions, considers reasonable for this purpose.
4.	An exchange rate of approximately US$1=RMB8.02 has been used (for the purpose of illustration only).

As stated in the Letter from the Board, the annual Revised Caps for the Relevant Category have been determined with reference to historical transactions and transaction amounts in respect of sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates that are on short-term basis, the ongoing development of existing oilfields and the development of several new oilfields offshore China which may come on stream in the next two years, the estimated resultant increase in sales, internal estimates of and potential increase in the demand of the Company’s oil and gas products from CNOOC and/or its Associates and an internal reference crude oil price taking into account the potential increases in the prices of oil and gas, particularly crude oil. In determining the amounts of the Revised Caps, the Company also took into account the fact that crude oil from new oilfields of the Company, which is expected to be made up of a higher proportion of heavy crude oil, needs to undergo refining processes which are carried out primarily by CNOOC and/or its Associates.

We understand that the Company, in determining the Revised Caps for 2006 and 2007 for the Relevant Category, has already considered all factors (as stated in the above paragraph) as the Existing Caps that were previously approved

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

by the then Independent Shareholders in December 2005. All the above factors are substantially unchanged except the Company has used new internal reference crude oil prices to reflect the recent increases and the anticipated increases in crude oil price. In respect of the revised annual caps for 2006 for the Relevant Category, the Company has divided the overall annual cap amount into two separate portions. The first portion is the actual transaction amount in relation to the Relevant Category for the first half of 2006 and the actual average crude oil price for the same period was approximately US$60 per barrel. The remaining portion of the revised cap for 2006 for the Relevant Category is the expected transaction amount for the second half of 2006 which is determined with reference to the new internal reference crude oil price of approximately US$70 per barrel. As stated in the paragraph headed “Reasons for the revision of existing annual caps for the Relevant Category” above, the Brent crude oil prices ranged from US$57.6 per barrel to US$75.0 per barrel during the first half of 2006. The internal reference crude oil price of approximately US$70 per barrel used by the Company in the determination of the Revised Caps is within the aforesaid range. In addition, the Brent crude oil price for most of the time during the preceding six months, from March 2006 to August 2006, maintained at a level above US$65 per barrel. In this connection, we are of the view that the internal reference price of crude oil of US$70 per barrel used by the Company in the determination of the revised annual cap for 2006 for the Relevant Category is fair and reasonable. In determining the revised annual cap for 2007 for the Relevant Category, we noted that the internal reference crude oil price used by the Company was approximately US$80 per barrel, representing an increase of approximately US$10 per barrel (or about 14.3%) as compared to the internal reference crude oil price of approximately US$70 per barrel for the Revised Cap for 2006. Taking into account that the Brent crude oil prices have increased by about 23.5% and 20.8% since the beginning of year 2006 to the end of June 2006 and to the Latest Practicable Date respectively, we are of the view that the internal reference crude oil price of approximately US$80 per barrel used by the Company to determine the revised annual cap for 2007 for the Relevant Category is fair and reasonable.

RECOMMENDATION

Having considered the above principal factors and reasons, we are of the view that the Revised Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interest of the Company and the Independent Shareholders as a whole. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favor of the ordinary resolution as detailed in the notice of the EGM set out at the end of the Circular.

Yours faithfully, For and on behalf of ICEA Capital Limited

/s/ Fabian Shin
Fabian Shin
Executive Director

APPENDIX	GENERAL INFORMATION

1. RESPONSIBILITY STATEMENT

This Circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, the interests of each Director and chief executive of the Company in the equity or debt securities of the Company or any associated corporations (within the meaning of the SFO) which (i) where required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) where required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or (iii) where required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, to be notified to the Company and the Stock Exchange were as follows:

Interests in share options granted by the Company

Name of Grantee	Date of Grant	Exercise Price	Underlying shares granted pursuant to options
(HK$)
Fu Chengyu	12 March 2001 27 August 2001 24 February 2003 5 February 2004 31 August 2005 14 June 2006	1.19 1.232 2.108 3.152 5.62 5.56	1,750,000 1,750,000 1,150,000 2,500,000 3,500,000 3,850,000

Luo Han	12 March 2001 27 August 2001 24 February 2003 5 February 2004 31 August 2005 14 June 2006	1.19 1.232 2.108 3.152 5.62 5.56	1,400,000 1,150,000 1,150,000 1,150,000 1,610,000 1,770,000

Zhou Shouwei	12 March 2001 27 August 2001 24 February 2003 5 February 2004 31 August 2005 14 June 2006	1.19 1.232 2.108 3.152 5.62 5.56	1,400,000 1,750,000 1,750,000 1,750,000 2,450,000 2,700,000

Cao Xinghe	31 August 2005 14 June 2006	5.62 5.56	800,000 1,770,000

Wu Zhenfang	31 August 2005 14 June 2006	5.62 5.56	800,000 1,770,000

Wu Guangqi	31 Aug 2005 14 June 2006	5.62 5.56	1,610,000 1,770,000

APPENDIX	GENERAL INFORMATION

Name of Grantee	Date of Grant	Exercise Price	Underlying shares granted pursuant to options
		(HK$)
Yang Hua	12 March 2001 27 August 2001 24 February 2003 5 February 2004 31 August 2005 14 June 2006	1.19 1.232 2.108 3.152 5.62 5.56	1,150,000 1,150,000 1,150,000 1,150,000 1,610,000 1,770,000

Chiu Sung Hong	5 February 2004	3.152	1,150,000

Evert Henkes	5 February 2004	3.152	1,150,000

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executive of the Company was interested in the equity or debt securities of the Company or any associated corporations (within the meaning of the SFO) which (i) where required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) where required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or (iii) where required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, to be notified to the Company and the Stock Exchange.

3. SUBSTANTIAL SHAREHOLDER

As at the Latest Practicable Date, so far as was known to the Directors and chief executive of the Company, the persons, other than a Director or chief executive of the Company, who had an interest or a short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO were as follows:

Name of substantial shareholder of the Company	Number of shares		Approximate percentage of the total issued shares
	Directly held	Indirectly held
CNOOC (BVI)	28,772,727,268	—	66.41%
OOGC	5	28,772,727,268	66.41%
CNOOC	—	28,772,727,273	66.41%

Note:	CNOOC (BVI) is a wholly-owned subsidiary of OOGC, which in turn is a wholly-owned subsidiary of CNOOC. Accordingly, CNOOC (BVI)’s interests are recorded as the interests of OOGC and CNOOC.

All the interests stated above represent long positions. As at the Latest Practicable Date, no short positions were recorded in the Register of Interests in Shares and Short Positions required to be kept under section 336 of the SFO.

Save as disclosed above, the Directors and chief executive of the Company are not aware that there is any party who, as at the Latest Practicable Date, had an interest or a short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

APPENDIX	GENERAL INFORMATION

4. PROFESSIONAL QUALIFICATION AND CONSENT

The following is the qualification of the expert who has given an opinion or advice which is contained in this Circular:

Names	Qualifications
ICEA	A corporation registered under the transitional arrangement of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) to carry out type 1 (dealings in securities) and type 6 (advising on corporate finance) regulated activities

(a)	As at the Latest Practicable Date, ICEA does not have any beneficial interest in the share capital of any member of the Group or had any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group and do not have any interest, either directly or indirectly, in any assets which have been, since 31 December 2005, being the date of the latest published audited accounts of the Company, acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

(b)	ICEA has given and has not withdrawn its written consents to the issue of this Circular with inclusion of its opinion and letter, as the case may be, and the reference to its names included herein in the form and context in which it appear.

5. LITIGATION

Neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and, so far as the Directors are aware, no litigation or arbitration of material importance is pending or threatened against the Company.

6. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading positions of the Company since 31 December 2005, being the date of the latest published audited financial statement of the Company.

7. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into any service contract with the Company or any member of the Group referred to in Rule 13.68 of the Listing Rules (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

8. INTERESTS OF DIRECTORS

(a)	The Directors are not aware that any Director had, as at the Latest Practicable Date, any interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group which would be required to be disclosed under the Listing Rules.

(b)	No Director is materially interested in any contract or arrangement subsisting at the date hereof which is significant to the business of the Group taken as a whole.

(c)	Since 31 December 2005, being the date of the latest published audited consolidated accounts of the Company, none of the Directors has, or has had, any direct or indirect interest in any assets which have been acquired or disposed of by or leased to or which are proposed to be acquired, disposed of by or leased to, any member of the Group.

APPENDIX	GENERAL INFORMATION

9. PROCEDURES FOR DEMANDING A POLL

Pursuant to Article 69(a) of the Articles of Association, a resolution put to the vote of a general meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:

(a)	the Chairman of such meeting; or

(b)	at least three members present in person (or in the case of a member being a corporation, by its duly authorized representative) or by proxy and entitled to vote at the meeting; or

(c)	any member or members present in person (or in the case of a member being a corporation, by its duly authorized representative) or by proxy and representing the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(d)	any member or members present in person (or in the case of a member being a corporation, by its duly authorized representative) or by proxy and holding Shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

10. GENERAL

(a)	The registered office of the Company is situated at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong.

(b)	The Company’s registrar is Hong Kong Registrars Limited of Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

(c)	The Company Secretary of the Company is Victor Zhikai Gao.

(d)	The Qualified Accountant of the Company is Li Feilong.

(e)	The English text of this Circular shall prevail over the Chinese text.

11. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at the offices of Herbert Smith at 23/F, Gloucester Tower, 11 Pedder Street, Central, Hong Kong, from the date of this Circular up to and including 20 September 2006:

(a)	the Articles of Association of the Company;

(b)	the Comprehensive Framework Agreements entered into between the Company and each of CNOOC, COSL and OOECL;

(c)	the letter of recommendation from the Independent Board Committee, the text of which is set out on page 10 of this Circular;

(d)	the letter issued by ICEA, the text of which is set out on pages 11 to 19 of this Circular;

(e)	the written consent of ICEA referred to in paragraph 4 of this appendix.

NOTICE OF EXTRAORDINARY GENERAL MEETING

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 883)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of CNOOC Limited (the “Company”) will be held at Island Shangri-La, Pacific Place, Supreme Court Road, Central, Hong Kong on 29 September 2006 at 3:00 p.m. for the purpose of considering and, if thought fit, passing, with or without modification, the following resolution as Ordinary Resolution:

ORDINARY RESOLUTION

“THAT the Revised Caps for 2006 and 2007 for the “Sales of petroleum and natural gas products” category of continuing connected transactions, as described in the circular of the Company dated 4 September 2006 (the “Circular”), be and are hereby approved, ratified and confirmed.”

By Order of the Board CNOOC Limited

/s/ Victor Zhikai Gao Victor Zhikai Gao Company Secretary

Hong Kong, 4 September 2006

Registered Office:

65th Floor, Bank of China Tower

1 Garden Road

Central

Hong Kong

Notes:

1.	The register of members of the Company will be closed from 26 September 2006 to 29 September 2006 (both dates inclusive) during which no transfer of shares will be registered. In order to qualify for voting at the EGM, members are reminded to ensure that all instruments of transfer of shares accompanied by the relevant share certificate(s), must be lodged with the Company’s registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on 25 September 2006.
2.	A member entitled to attend and vote at the EGM convened by this notice is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.
3.	To be effective, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed or a certified copy of that power or authority, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong, not less than 48 hours before the time for holding the EGM or any adjournment thereof.
4.	A form of proxy for use at the meeting is enclosed. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjournment thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

NOTICE OF EXTRAORDINARY GENERAL MEETING

5.	Where there are joint registered holders of any Share, any one of such persons may vote at the EGM, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the EGM personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such Share will alone be entitled to vote in respect thereof.
6.	Capitalised terms used in this notice have the same meaning as is set out in the section entitled “Definitions” at pages 1 to 3 of the Circular of the Company dated 4 September 2006.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 883)

Form of proxy for the Extraordinary General Meeting

to be held on 29 September 2006

I/We(Note 1)

of

being the registered holder(s)                                                                                                                                                   of shares(Note 2)

of HK$0.02 each in the share capital of the above-named Company HEREBY APPOINT THE CHAIRMAN OF THE MEETING(Note 3) or

of

as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (and any adjournment thereof) of the said Company to be held at Island Shangri-La, Pacific Place, Supreme Court Road, Central, Hong Kong on 29 September 2006 at 3:00 p.m. for the purposes of considering and, if thought fit, passing the Resolution as set out in the Notice of Extraordinary General Meeting and at such Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolution as indicated below(Note 4).

ORDINARY RESOLUTION	FOR(Note 4)	AGAINST(Note 4)
To approve the Revised Caps for 2006 and 2007 for the “Sales of petroleum and natural gas products” category of continuing connected transactions

Dated this                      day of                      2006                                                      Signed(Note 5)

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2.	Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
3.	If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
4.	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “AGAINST”. Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice of Extraordinary General Meeting.
5.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorised to sign the same.
6.	In the case of joint holders of any share, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the Register of Members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s).
7.	To be valid, this form of proxy together with the power of attorney (if any) or other authority under which it is signed (if any) or a certified copy thereof, must be deposited at the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 48 hours before the time for holding the Meeting or any adjournment thereof (as the case may be).
8.	The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9.	Completion and delivery of the form of proxy will not preclude you from attending and voting at the Extraordinary General Meeting if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.